Exhibit 3



     XIOX Announces an Agreement for a $9.5 million Investment

          BURLINGAME, Calif.--(BUSINESS WIRE)--Sept. 21, 1998- -XIOX Corporation (NASDAQ:XIOX - news) announced today that it has entered into an agreement to raise approximately $9.5 million from the private placement of Series A Preferred Stock to Intel Corporation [Nasdaq:INTC - news], FLV Fund and Zero Stage Capital and other private investors.

          Xiox also announced today the first closing under the agreement in which approximately $3.1 million of Series A Preferred Stock was sold to the investors. Subject to certain conditions, the Company expects the second closing on substantially the same terms to occur in October 1998, in an amount of approximately $6.4 million, for a total of approximately $9.5 million.

          All together, 1,907,989 shares of Series A Preferred are to be sold under the agreement at a purchase price of $5.00 per share. The Series A Preferred Stock will be convertible into Common Stock on a 1:1 basis subject to certain anti-dilution provisions.

          "We are in the development of a very innovative telecom/datacom product. Proceeds from this offering will take us through its initial release,'' said William H. Welling, Chairman and Chief Executive Officer of Xiox. "We are extremely pleased to receive this investment.''

          The sale of the Series A Preferred Stock is to occur in two closings due to the requirements of NASDAQ Marketplace
Rule 4310(c)(25)(H).

          Xiox has received from NASD a waiver of compliance with the rule, which generally requires shareholder approval when a NASDAQ Small Cap Market company issues securities convertible into common stock equal to more than 20% of the common stock outstanding before such issuance, if the sale price of the shares is less than market value.

          Xiox requested the waiver to save time and expense because over 61% of the Company's Common Stock is owned or controlled by members of the Xiox Board of Directors and each director indicated that he would vote the shares he owns or controls in favor of the sale, if such vote were required.

          As a condition to the waiver NASD has required that this information be provided by press release and by a letter to the Xiox stockholders at least 10 days prior to the second closing.

          XIOX Corporation, headquartered in Burlingame, California, manufactures and distributes a complete line of telephone management support and control systems and service bureau solutions for the commercial and hospitality markets. For more information about XIOX, visit the Company's web site at http://www.xiox.com.

          Except for the historical information contained herein, the matters discussed in this news release are forward looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors such as the availability and market acceptance of new products and product reliability, which may cause the actual results, performance or achievements Xiox to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. For further information, refer to the risk factors detailed from time to time in the Company's filings with the Securities and Exchange Commission.